Exhibit 99.1

Ozon Provides Update on Trading Halt in Ozon American Depositary Shares on NASDAQ

March 4, 2022 – Ozon Holdings PLC (NASDAQ and MOEX: “OZON”, thereafter referred to as “we”, “us”, “our”, “Ozon” or the “Company”), a leading Russian e-commerce platform, provides this update on the potential ramifications of the suspension of trading of the American Depositary Shares, each representing one ordinary share of the Company (“ADSs”), on the NASDAQ Global Select Market (“NASDAQ”). Additional information regarding the impact of U.S., EU and other sanctions on the Company’s operations is also provided in the Company’s press release dated February 28, 2022.

On February 28, 2022, trading of the Ozon’s ADSs on the NASDAQ was suspended by the NASDAQ. It is currently unknown when trading in the ADSs will resume.

Under the terms of the Company’s $750 million 1.875 per cent. senior unsecured convertible bonds due 2026 (“Bonds”), a “Delisting Event” occurs if, among other things, trading of the ADSs on NASDAQ is suspended for a period of seven dealing days or more (the cut-off date falling in our case on Tuesday, March 8, 2022 (inclusive)). The trading in the Bonds on The International Stock Exchange (“TISE”) was suspended from trading after the market close on March 3, 2022.

If a Delisting Event, as defined in the terms and conditions of the Bonds, occurs, the Company is required to give holders of the Bonds notice thereof within five calendar days, and bondholders will be entitled to require the Company to redeem their Bonds at the principal amount together with accrued interest on the “put date”, which is the fourteenth New York City business day following the end of the 60-day period commencing on the later of the date of the Delisting Event or the date that the notice thereof is given to bondholders. Alternatively, bondholders would be entitled to exercise their conversion rights under the Bonds at a conversion price currently equal to $86.6480.

A Delisting Event would trigger the redemption and conversion rights described above. The Company estimated that it had cash, cash equivalents and short-term bank deposits of approximately RUB 113 billion as of February 28, 2022, with close to 80% of liquidity in foreign currency, most of which is held in Russia. Due to, among other things, uncertainty around the impact of the restrictions under the recently enacted Russian capital control and protection measures on the ability to transfer cash funds from the Company’s Russian subsidiaries to its Cypriot holding company Ozon Holdings PLC, which is the issuer of the Bonds, and continuing multiple changes to the regulatory backdrop, it is possible that the Company will not have sufficient liquidity available at its Cypriot holding company to fund the payments required for the redemption if most of the bondholders choose to exercise their redemption right. Should a Delisting Event occur, the Company will continue acting in good faith and anticipates to engage into negotiations with bondholders to find a suitable solution in the given circumstances; however, there is no guarantee those would be successful. If the Company were unable to successfully negotiate with the bondholders, and a failure to pay the amounts due continues for 14 calendar days, an Event of Default under the terms and conditions of the Bonds would occur. The Event of Default gives the trustee under the Bonds the right to take such proceedings, actions or steps against the Company as it may consider necessary to enforce the provisions of the Bonds and the related trust deed, subject to the terms thereof.

If the Company were able to provide the liquidity at the level of its Cypriot holding company necessary to fund the early redemption of all outstanding principal amount under the Bonds and accrued interest, it would result in a significant reduction in the amount of cash available to fund its operations and would have a significant effect on its operations and growth outlook.

No such early redemption will be required if trading resumes before Tuesday, March 8, 2022.

In these challenging times, we remain focused on supporting all of our stakeholders, including investors, customers, merchants, our multiple business partners and employees to the best of our ability.

About Ozon

Ozon is a leading multi-category e-commerce platform and one of the largest internet companies in Russia. Ozon’s platform offers one of the widest selections of goods across multiple product categories. Ozon’s country-wide warehouse footprint includes around one million square meters. Its infrastructure enables Ozon to provide Russian population with a fast and convenient delivery via couriers, pick-up points and parcel lockers. Ozon’s extensive logistics and fast-developing marketplace allow over 90 thousand entrepreneurs to sell their products across Russia’s 11 time zones to more than 25 million customers. In addition to its core e-commerce business, Ozon is expanding Ozon fintech and other value-added services, such as its quick commerce and online grocery solution Ozon Express. For more information, please visit https://corp.ozon.com/.

Contacts

Investor Relations

Maryia Berasneva-McNamara, Head of Investor Relations, Ozon

ir@ozon.ru

Press Office

Maria Zaikina, Director of Public & Industry Relations, Ozon

pr@ozon.ru

Disclaimer

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that reflect the current views of Ozon Holdings PLC (“we”, “our” or “us”, or the “Company”). All statements contained in this press release that do not relate to matters of historical fact disclosed in due course by the Company should be considered forward-looking statements.

These forward-looking statements are based on management’s current expectations. However, it is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. These statements are neither promises nor guarantees but involve known and unknown risks, uncertainties and other important factors and circumstances that may cause Ozon’s actual results, performance or achievements to be materially different from its expectations expressed or implied by the forward-looking statements, including conditions in the U.S. capital markets, the events in Ukraine and related sanctions, negative global or Russian political and economic conditions, potential negative developments in the COVID-19 pandemic, other negative developments in Ozon’s business or unfavorable legislative or regulatory developments. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements. Please refer to our filings with the U.S. Securities and Exchange Commission concerning factors that could cause actual results to differ materially from those described in our forward-looking statements.

These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management’s estimates as of the date of this press release. While Ozon may elect to update such forward-looking statements at some point in the future, Ozon disclaims any obligation to do so, even if subsequent events cause its views to change. These forward-looking statements should not be relied upon as representing Ozon’s views as of any date subsequent to the date of this press release.

This press release contains preliminary estimates as of February 28, 2022. This information has not been audited or reviewed by the Company’s auditors. The preliminary estimates disclosed in this press release are based on the Company’s internal management accounts and records based on currently available preliminary information and, therefore, may change.

The trademarks included herein are the property of the owners thereof and are used for reference purposes only. Such use should not be construed as an endorsement of the products or services of the Company.

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